

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Barrett Carrere, Chief Financial Officer
First Blush Brands, Inc.
9595 Wilshire Blvd., Suite 900
Beverly Hills, CA 90212

  Re: First Blush Brands, Inc.
    Form 8-K
    Filed on May 13, 2010
    File: 000-52685
    Form 10-Q for the Fiscal Quarter Ended September 30, 2010
    File: 000-52685
    Form 10-Q for the Fiscal Quarter Ended June 30, 2010
    File: 000-52685

Dear Mr. Carrere:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          John Reynolds
          Assistant Director

cc: Pamela E. Flaherty, Esq.
   Fax: (917) 332-3733